UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

INFORMS REGARDING ALMA’S SUSPENSION OF OPERATIONS

Guadalajara, Jalisco, Mexico, November 7, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced that ALMA Airlines, via an announcement posted today on the ALMA webpage, suspended operations.

To date ALMA operated at seven of GAP’s twelve airports, (Aguascalientes, Guanajuato, Guadalajara, La Paz, Los Mochis, Puerto Vallarta and Tijuana), which includes the following routes: Aguascalientes – Puerto Vallarta, Aguascalientes – Toluca, Aguascalientes – Monterrey, Guanajuato – Cd. Juárez, Guadalajara – Puerto Vallarta, Guadalajara – Merida, Guadalajara – Puebla, Guadalajara – Queretaro, Guadalajara – Cd. Juarez, Guadalajara – Tijuana, Guadalajara – Monterrey, Guadalajara – Reynosa, La Paz – Tijuana, La Paz – Guadalajara, La Paz – Mazatlan, La Paz – Los Mochis, Los Mochis – Guadalajara, Los Mochis – Tijuana, Puerto Vallarta – Monterrey and Tijuana – Mazatlan. In addition, ALMA operated the following exclusive routes: Aguascalientes – Monterrey, Aguascalientes – Puerto Vallarta, Aguascalientes – Toluca, Guadalajara – Los Mochis, Guadalajara – Queretaro, Guadalajara – Reynosa, La Paz – Los Mochis, La Paz – Mazatlan, Puerto Vallarta – Queretaro and Tijuana – Mazatlan.

During 2008, ALMA gradually reduced operations at GAP’s airports, from 1,733 departures during October 2007 to 1,324 departures during October 2008.

Passengers Jan-Oct 2008 (thousands)
Airport	Alma Passengers	Total Passengers	Mkt Share
Guadalajara	363.6	6,065.9	6.0%
Tijuana	82.0	3,391.0	2.4%
Puerto Vallarta	76.9	2,749.1	2.8%
Guanajuato	11.9	945.0	1.3%
La Paz	91.3	439.9	20.7%
Aguascalientes	32.7	368.5	8.9%
Los Mochis	50.0	187.0	26.8%
Otros aeropuertos	0.0	4,664.0	0.0%
Total	708.4	18,810.4	3.8%

As of September 30, 2008, Alma’s accounts receivables represented approximately Ps. 23 million. It is worth mentioning that Alma possesses performance bonds that in effect guarantee its obligations with GAP. The recovery of that indebtedness will depend on the time taken to execute those performance bonds.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

GAP estimates that the routes operated by ALMA with higher density and load factors may be gradually substituted by other airlines through new routes or frequencies, or by the absorption of passengers on available and/or existing seats on the aforementioned routes.

* * *

This report may contain projections or other forward-looking statements related to GAP that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates GAP believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico, changes in general economic, business or political or other conditions in the United States or changes in general economic or business conditions in Latin America, the price of fuel, inflation rates, exchange rates, regulatory developments, customer demand and competition, changes in the performance or terms of our concessions, developments in legal proceedings, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by GAP with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to GAP on the date hereof, and GAP assumes no obligation to update such statements.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

Page 2 de 2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: November 7, 2008